UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
__________

FORM 11-K

(Mark one)

 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2006
OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the transition period from             to

Commission file number 1-14766

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rochester Gas and Electric Corporation
  Savings Plus Plan
88 East Avenue
Rochester, New York 14649

Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office:

Energy East Corporation
52 Farm View Drive
New Gloucester, Maine 04260-5116

REQUIRED INFORMATION

The Rochester Gas and Electric Corporation Savings Plus Plan (Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the two fiscal years ended December 31, 2006 and 2005 and supplemental schedules, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee to administer the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Rochester Gas and Electric Corporation
Savings Plus Plan

Date: June 29, 2007	By /s/Richard R. Benson Richard R. Benson Committee Member
Date: June 29, 2007	By /s/Robert D. Kump Robert D. Kump Committee Member
Date: June 29, 2007	By /s/Joseph Syta Joseph Syta Committee Member
Date: June 29, 2007	By /s/F. Michael McClain F. Michael McClain Committee Member

APPENDIX 1

ROCHESTER GAS AND ELECTRIC CORPORATION
SAVINGS PLUS PLAN

STATEMENTS OF NET ASSETS AS OF DECEMBER 31, 2006 and 2005
STATEMENTS OF CHANGES IN NET ASSETS FOR THE YEARS ENDED
DECEMBER 31, 2006, and 2005
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2006

Rochester Gas and Electric Corporation
Savings Plus Plan
Index to Financial Statements and Supplemental Schedule

*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Participants and Administrative Committee of the
Rochester Gas & Electric Corporation
   Savings Plus Plan

We have audited the accompanying statements of net assets available for benefits of the Rochester Gas & Electric Corporation Savings Plus Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Rochester Gas & Electric Corporation Savings Plus Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years ended December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described in Note 3 to the financial statements, the Plan changed its method of accounting for fully benefit-responsive investment contracts in 2006 by retrospectively adopting FASB Staff Position AAG INV-1 and SOP 94-4-1 as of December 31, 2005.
/s/ Baker, Newman & Noyes Limited Liability Company
Portland, Maine June 27, 2007

Rochester Gas and Electric Corporation
Savings Plus Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005
	2006	2005

Assets:
Investments:
Cash and Cash Equivalents	$ 7,292	-
Registered Investment Companies	198,282,516	$ 178,846,730
Stable Value Fund	69,716,354	69,308,192
Energy East Corporation Stock Fund	15,649,201	13,800,491
Participant loans	5,308,260	4,684,317

	288,963,623	266,639,730

Receivables:
Contributions Receivable	304,840	285,888
Miscellaneous Contributions	-	5,871

	304,840	291,759

Net assets reflecting all investments at fair value	289,268,463	266,931,489

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,154,695	1,007,710

Net assets available for benefits	$ 290,423,158	$ 267,939,199

See notes to financial statements.

Rochester Gas and Electric Corporation
Savings Plus Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2006 and 2005
	2006	2005

Additions:
Investment income:
Net appreciation in fair value of investments	$ 21,701,429	$ 4,566,890
Interest and dividends	9,929,414	8,241,647

	31,630,843	12,808,537

Contributions:
Participant	8,420,612	8,041,418
Employer	1,852,135	1,872,780
Transfers from other qualified plans	165,274	-

	10,438,021	9,914,198

Total additions	42,068,864	22,722,735

Deductions:
Benefits paid to participants	19,584,905	22,701,434
Transfers to other qualified plans	-	6,354,551

Total deductions	19,584,905	29,055,985

Net increase (decrease)	22,483,959	(6,333,250)

Net assets available for benefits:
Beginning of year	267,939,199	274,272,449

End of year	$ 290,423,158	$ 267,939,199

See notes to financial statements.

Rochester Gas and Electric Corporation
Savings Plus Plan
Notes to Financial Statements
December 31, 2006 and 2005

1.   DESCRIPTION OF THE PLAN

The following description of the Rochester Gas and Electric Corporation Savings Plus Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was established, effective January 1, 1985, by the Company under the provisions of Section 401(a) of the Internal Revenue Code (Code), and it includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan Administrator is the Company and an Administrative Committee has been appointed to serve as manager of the Plan.

The Plan is a defined contribution plan covering both non-union and union employees of the Company, as well as employees of Energy East Corporation's (Energy East) family of companies that elect to participate under the Plan provisions. Energy East, the parent corporation of the Company, through its subsidiaries, delivers electricity and natural gas to retail customers and provides electricity, natural gas, energy management and other services to retail and wholesale customers in the Northeast.

Eligibility

An employee may become a participant in the Plan as of the first day of any calendar month following their date of hire or any time thereafter.

Contributions

Contributions to the Plan are allocated to participant accounts.

Participant contributions, with certain exceptions, range from 1% to 50% of the participant's base compensation which includes base earnings plus shift differential, certain commissions and any eligible bonuses from both Tier I and Tier II of the Company's Group Incentive Plan. Participant contributions are subject to limitations stipulated by the Code. As of January 1, 2002, participants age 50 or over by the end of the Plan year can make an additional contribution to the Plan in accordance with and subject to the limitations of Section 414(v) of the Code. The maximum additional contribution in 2004 was $3,000 and increased by $1,000 a year until reaching a maximum of $5,000 in 2006.

As of April 1, 2002, the Plan accepts rollovers from other qualified plans, as well as 403(b) and government 457 plans, traditional Individual Retirement Accounts (IRAs), conduit IRAs (but not Roth IRAs), after-tax distributions from employer retirement plans and spousal death benefit payments.

The Energy East Corporation Stock Fund is an Employee Stock Ownership Plan (ESOP). Dividends from the ESOP may be reinvested or taken in cash. The Company contributes solely to the Energy East Corporation Stock Fund an amount equivalent to 50% of the first 6% of participant's contributions. The participant can transfer the Company's matching contribution in the Energy East Corporation Stock Fund to other investment options. (See Note 4)

Participants can direct the investment of their contributions into various investment options offered by the Plan.

Rochester Gas and Electric Corporation
Savings Plus Plan
Notes to Financial Statements
December 31, 2006 and 2005

1.   DESCRIPTION OF THE PLAN  (Continued)

Benefit Payments

Upon termination of service a participant may elect either a lump sum amount equal to the value of the participant's interest in the participant's account, or installments over a period permissible under the Code. Distributions from all investment options, except the Energy East Corporation Stock Fund, are made in cash. Distributions from the Energy East Corporation Stock Fund are made in either whole shares of Energy East common stock or in cash, as specified by the participant, except as may otherwise be determined by the Plan's administrative committee, and except that the value of any fractional share shall be paid in cash.

Vesting

Participants have full and immediate vesting rights in participant and employer contributions, investment earnings and other amounts allocated to their accounts.

Participant Loans

Participants may, under certain circumstances, borrow against their account balances. The principal amount of the loan is subject to certain limitations as defined in the Plan document. The term of the loan may not exceed five years except for primary residence loans, which can have terms up to fifteen years, and the interest rate will be equal to the prime interest rate listed in the Wall Street Journal on the first business day of the month in which the loan is issued plus 1%. This provides the Plan with a return commensurate with the interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. The loan must be repaid by payroll deductions over the term of the loan. Loan payments are credited to an applicable fund based upon the participant's current elections. If a participant's employment terminates for any reason, the loan will become immediately due and payable and must be paid within 90 days from the date of termination or will be considered a taxable distribution to the participant. The interest rate on loans outstanding at year end range from 4.00% to 9.25% for 2006 and from 4.00% to 9.44% for 2005.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared on an accrual basis and in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment

Companies Subject to the AICPA Investment Company Guide and Defined -Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are

Rochester Gas and Electric Corporation
Savings Plus Plan
Notes to Financial Statements
December 31, 2006 and 2005

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment for the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at the net asset value of the shares held by the Plan at year-end. The investments and wrapper contracts underlying the Stable Value Fund are valued at fair value; the investments' fair value is based on the underlying net assets of the commingled trust funds and the wrapper contracts' fair values are based on a replacement cost methodology that compares replacement fees to actual fees on a discounted basis. The Energy East Corporation Stock Fund, comprised solely of Energy East common stock, is valued at its quoted market price at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Net Assets Available for Benefits

Net assets available for benefits are reported at fair value for all investments other than the Stable Value Fund, which is reported at an amount that reflects the contract value for the Stable Value Fund since that amount is the most relevant measure for the Plan's participants.

Payments of Benefits

Benefits are recorded when paid.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it has the right to discontinue contributions at any time and terminate the Plan subject to the provisions of the Company's collective bargaining agreement. In the event of termination of the Plan, the net assets of the Plan are set aside, first, for payment of all Plan expenses and, second, for distribution to the participants, based upon the balances in their individual accounts.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Rochester Gas and Electric Corporation
Savings Plus Plan
Notes to Financial Statements
December 31, 2006 and 2005

Reclassification

Certain amounts in the 2005 financial statements have been reclassified to conform to the presentation of the 2006 financial statements.

3.   INVESTMENTS

In 2006, the Plan retrospectively adopted FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. The FSP requires the Plan to report its fully benefit-responsive investment contracts at fair value (rather than contract value as was the previous practice) and report net assets available for benefits based on the contract value.

A summary of the investments at December 31, 2006 and 2005 is as follows:
	2006

	Major Credit Ratings	Investments at Fair Value

Cash and cash equivalents		$7,292
Registered investment companies		198,282,516

Stable Value Fund:
Intermediate Term Bond Fund		67,996,690
Liquidity Fund		1,719,664
Wrapper contracts	AA-AAA	-

		69,716,354

Energy East Corporation Stock Fund		15,649,201
Participant loans		5,308,260

Total		$288,963,623

	2005

	Major Credit Ratings	Investments at Fair Value

Registered investment companies		$178,846,730

Stable Value Fund:
Intermediate Term Bond Fund		68,379,016
Liquidity Fund		929,176
Wrapper contracts	AA-AAA	-

		69,308,192

Energy East Corporation Stock Fund		13,800,491
Participant loans		4,684,317

Total		$266,639,730

Rochester Gas and Electric Corporation
Savings Plus Plan
Notes to Financial Statements
December 31, 2006 and 2005

3.   INVESTMENTS (Continued)

The adjustment from fair value to contract value for fully benefit responsive investment contracts of $1,154,695 and $1,007,710 at December 31, 2006 and 2005, respectively, relates entirely to the Stable Value Fund.

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2006 and 2005:
	2006	2005

T. Rowe Price Growth Stock Fund	$ 36,894,717	$ 35,313,637
Fidelity Diversified International Fund	18,493,494	14,246,238
T. Rowe Price Equity Income Fund	48,044,751	44,723,800
T. Rowe Price Small Cap Value Fund	16,024,443	14,960,311
Energy East Corporation Stock Fund	15,649,201	13,800,491
Pimco Total Return Fund	16,798,582	17,659,235
Vanguard Explorer	21,803,323	22,025,007
JPMCB Intermediate Bond Fund	67,996,690	68,379,016

The Plan's Stable Value Fund is a deposit administration contract with J.P. Morgan (JPM). JPM maintains the Plan's deposits in a synthetic guaranteed investment contract, to which it adds interest at the contract rate.

Deposits into this contract are guaranteed the contract minimum rate of return. Withdrawals are permitted at any time without penalty and the contract has been determined to be fully benefit-responsive. Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the plan by JPM, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The credit rate is reset each calendar quarter based on a formula that considers the market value and yield of the underlying fixed income portfolio, the book value of the wrap contracts, the applicable modified duration and wrap fees as of the last business day of the month prior to the end of the quarter. All wrap contracts have a 0% minimum crediting rate. The following rates apply to 2006 and 2005:

	2006	2005

The average yield earned on the investments	4.27%	3.43%

	2006	2005

The average yield earned on the investments, adjusted to reflect earnings credited to participants	5.09%	5.16%

The wrap contracts permit all participant-initiated transactions permitted by the Plan to occur at contract value. The wrap contracts contain a corridor that permits up to 20% of the fund to be redeemed in a given year for plan-initiated events, which include the following: (a) the failure of the

Rochester Gas and Electric Corporation
Savings Plus Plan
Notes to Financial Statements
December 31, 2006 and 2005

3.   INVESTMENTS (Continued)

Plan to qualify under the Internal Revenue Code of 1986, as amended (the "Code"); (b) the establishment of a competing defined contribution plan; (c) the making of a material amendment to the Plan such as changing the investment options offered by the Plan or changes to the ability to transfer between Plan investment options; (d) the issuance of communications by the Company designed to induce participants to transfer assets from the wrap contracts; (e) the termination of the

Plan; (f) the occurrence of any group termination, layoff or the offering of an early retirement incentive program; (g) the merger, consolidation, or spin-off of the Plan; (h) closing of work locations; (i) a change in law which results in outflows from the wrap contracts and (j) events similar to those described in(a) through (i). There are no events known to us that are probable of occurring which will limit the ability of the Fund to transact at contract value with the issuers and also limit the ability of the Fund to transact at contract value with the participants of the Fund.

The wrap contracts can be terminated at a value other than contract value only under a limited number of very specific circumstances including termination of the plan or failure to qualify under the Code; material misrepresentations by the Company or investment manager or failure by these same parties to meet material obligations under the contract, or other similar type events.

Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value during 2006 and 2005 as follows:
	2006	2005

Registered Investment Companies	$ 17,075,682	$ 3,776,688
Stable Value Fund	3,396,902	3,265,660
Energy East Corporation Stock Fund	1,228,845	(2,475,458)

	$ 21,701,429	$ 4,566,890

4.   NONPARTICIPANT-DIRECTED INVESTMENTS

Company contributions to the Energy East Corporation Stock Fund are nonparticipant-directed investments. Information about the net assets at December 31, 2006 and 2005, and the significant components of the changes in net assets for the years ended December 31, 2006 and 2005, relating to the nonparticipant-directed investments is as follows:

	2006	2005

Net Assets:
Energy East Corporation Stock Fund - nonparticipant-directed investments	$ 14,800,734	$ 13,444,812
Changes in Net Assets:
Net appreciation (depreciation) in fair value	1,188,326	(2,417,093)
Interest and dividends	689,405	642,445
Employer matching contributions	1,851,471	1,814,280
Benefits paid to participants	(1,169,182)	(948,407)
Net Transfers	(1,205,487)	(1,407,334)
Net Loan Transactions	1,389	3,693

	$ 1,355,922	$ (2,312,416)

Rochester Gas and Electric Corporation
Savings Plus Plan
Notes to Financial Statements
December 31, 2006 and 2005

5.   INCOME TAX STATUS

The company has received its most recent determination letter from the Internal Revenue Service dated May 30, 2003, that the Plan qualifies as a tax deferred savings plan under Sections 401(a) and 401(k) of the Code. The Plan Administrator and management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

6.   RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of registered investment companies managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan. Certain other investments are in the synthetic guaranteed investment contract managed by JPM or the Energy East Corporation Stock Fund. Transactions with these parties qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

7.   ADMINSTRATIVE EXPENSES

Substantially all of the administrative expenses are paid for by the Company.

8.   RECONCILIATION TO FORM 5500

Net assets available for benefits on the Form 5500 does not reflect the financial statement amount for the adjustment from fair value to contract value for fully benefit-responsive investment contracts; therefore, net assets available for benefits on the Form 5500 are lower than the related amounts reported in the financial statements by $1,154,695 at December 31, 2006. Also, the net increase in net assets available for benefits for 2006 is lower than the related amount reported in the financial statements by $1,154,695.

Rochester Gas and Electric Corporation
Savings Plus Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006
	Identity of Issue	Description of Investment	Current Value

*	JPMCB Intermediate Bond Fund	Commingled Fund	$ 67,996,690
*	JPMCB Liquidity Fund	Commingled Fund	1,719,664
	Monumental Life Insurance Co.	Fully benefit responsive wrapper contract	-
	UBS AG	Fully benefit responsive wrapper contract	-
	IXIS Financial Products, Inc.	Fully benefit responsive wrapper contract	-

	Subtotal Stable Value Fund		69,716,354

	Cash and cash Equivalents		7,292
	Pimco Total Return Fund	Registered Investment Company	16,798,582
*	T. Rowe Price Equity Income Fund	Registered Investment Company	48,044,751
	Domini Social Equity Class R	Registered Investment Company	154,316
	Fidelity Diversified International Fund	Registered Investment Company	18,493,494
*	T. Rowe Price Growth Stock Fund	Registered Investment Company	36,894,717
*	T. Rowe Price Retirement Income Fund	Registered Investment Company	681,423
*	T. Rowe Price Retirement 2005 Fund	Registered Investment Company	736,979
*	T. Rowe Price Retirement 2010 Fund	Registered Investment Company	5,292,492
*	T. Rowe Price Retirement 2015 Fund	Registered Investment Company	5,965,538
*	T. Rowe Price Retirement 2020 Fund	Registered Investment Company	6,432,930
*	T. Rowe Price Retirement 2025 Fund	Registered Investment Company	3,798,943
*	T. Rowe Price Retirement 2030 Fund	Registered Investment Company	2,165,788
*	T. Rowe Price Retirement 2035 Fund	Registered Investment Company	931,311
*	T. Rowe Price Retirement 2040 Fund	Registered Investment Company	886,351
*	T. Rowe Price Retirement 2045 Fund	Registered Investment Company	277,607
*	T. Rowe Price Small Cap Value Fund	Registered Investment Company	16,024,443
	Vanguard Explorer	Registered Investment Company	21,803,323
	Vanguard Institutional Index Fund	Registered Investment Company	12,899,528
*	Energy East Corporation Stock	Energy East Corporation Stock Fund	15,649,201
*	Loan Fund	Participant Loans (4.00% - 9.25%)	5,308,260

	Total		$ 288,963,623

*	Party-in-interest